

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Via E-mail
Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

      Re: **Lone Pine Resources Inc.**
            Amendment No. 4 to Registration Statement on Form S-1
            Filed April 27, 2011
            Amendment No. 5 to Registration Statement on Form S-1
            Filed May 3, 2011
            Supplemental Response Submitted May 3, 2011
            File No. 333-171123

Dear Mr. Marter:

We have reviewed the above-referenced documents and your letter dated April 26, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, the page number references below relate to the draft Amendment No. 6 that you submitted with your supplemental response on May 3, 2011.

General

1.   We remind you of comment 2 from our letter dated January 10, 2011. Please provide relevant updates in each amendment. In that regard, your disclosure at page 191 suggests that you may adopt your annual incentive plan prior to effectiveness of the registration statement. Please revise your filing to provide all required disclosure, or tell us why additional disclosure is not required.

2.   We remind you of comment 3 from our letter dated January 10, 2011. With your next amendment, please file all omitted exhibits, including the legal opinion of Vinson & Elkins L.L.P., consent of Vinson & Elkins L.L.P. and form of underwriting agreement. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

3.   We also remind you of comment 5 from our letter dated January 10, 2011. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Pro forma Balance Sheet as of March 31, 2011, page 61

4.   Please clarify and disclose the nature and terms of the bank credit facility associated with your pro forma adjustment of $111,399.   In doing so, please clarify and disclose the significant terms used in calculating the pro forma interest expense associated with this credit facility. If actual interest rates in this credit facility can vary from those to be depicted, disclose the effect on income of a 1/8 percent variance in interest rates.

(4), page 65

5.   We note your calculations of pro forma earnings per share assumes incremental issued shares representing the $50 million dividend less 2010 income of $33 million divided by the estimated IPO price. It appears that you combined the pro forma earnings per share calculation required by Article 11(b)(7) of Regulation S-X with the calculation required by SAB Topic 1:B.3. Please revise to separately disclose your earnings per share as required by Article 11(b)(7) of Regulation S-X and your earnings per share to comply with SAB Topic 1:B3. Your earnings per share disclosure complying with SAB Topic 1:B3 should be presented in your pro forma statements of operations as well the historical statements of operations of Canadian Forest Oil Ltd. Refer to the April 17, 2007 Discussion Document C from the SEC Regulations Committee meeting on this topic for further guidance, which can be accessed at the following address: http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion_Document_C_041707.pdf.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Lease Operating Expenses, Page 73

6.   We note that your lease operating expenses increased 46% in the first quarter of 2011 compared to the first quarter of 2010 due to increased maintenance costs, higher winter weather-related costs, and higher utility and chemical costs. Please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. In addition, expand to discuss the business developments that underlie these factors. For example, disclose why your maintenance costs increased during the referenced periods.

Management's discussion and analysis of financial condition and results of operations, page 66

Liquidity and Capital Resources, page 78

7.   Please disclose in this section the working capital deficit reflected in the pro forma balance sheet for Lone Pine Resources, Inc. as of March 31, 2011 that you have provided at page 61.

Consolidated Balance Sheets, page F-3

8.   We note that your prepaid expense totals $12,887 as of March 31, 2011. Please tell us and disclose the types of prepayments included in this account. To the extent that such prepayments relate to future exploratory or development activities of your oil and gas properties, specify the nature of these activities. For example, if any of the prepayments relate to future drilling costs, tell us if such drilling relates to exploratory or development wells. To the extent applicable, please tell us how these prepayments impact your calculation of the standardized measure of discounted future net cash flows, as well as your ceiling test.

9.   We note your disclosure on page 65 that the $50 million payment to Forest is considered a dividend. Please tell us how you considered giving effect to this dividend in a pro forma balance sheet presented alongside your historical balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Shelley A. Barber, Esq.